UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Lodging Group, Limited

(Name of Issuer)

Ordinary Shares, $.0001 par value; ADSs, representing 4 ordinary shares per ADS

(Title of Class of Securities)

G2118 103; 16949N109

(CUSIP Number)

François Pinon

Group General Counsel

82, rue Henri Farman

CS20077

92445 Issy-les-Moulineaux

France

+33 (0) 1 45 38 87 33

Copies to:

Michael Issenberg

1 Wallich Street, #17-01

Guoco Tower

Singapore 078881

+65 6408 8823

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Accor

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO, WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,875,543 ordinary shares (24,895,543 ordinary shares and 1,245,000 ADSs, representing 4,980,000 ordinary shares)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 29,875,543 ordinary shares (24,895,543 ordinary shares and 1,245,000 ADSs, representing 4,980,000 ordinary shares)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,875,543 ordinary shares (24,895,543 ordinary shares and 1,245,000 ADSs, representing 4,980,000 ordinary shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%

14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). AAPC Hong Kong Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO, WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,875,543 ordinary shares (24,895,543 ordinary shares and 1,245,000 ADSs, representing 4,980,000 ordinary shares)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 29,875,543 ordinary shares (24,895,543 ordinary shares and 1,245,000 ADSs, representing 4,980,000 ordinary shares)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,875,543 ordinary shares (24,895,543 ordinary shares and 1,245,000 ADSs, representing 4,980,000 ordinary shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%

14	Type of Reporting Person (See Instructions) CO

Schedule 13D

This Amendment No. 1 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on February 8, 2016, with respect to ordinary shares, par value $0.0001 per share, and ADSs, representing 4 ordinary shares per ADS of China Lodging Group, Limited, a company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

This statement is being filed by Accor, a company incorporated under the laws of France, with its registered office at 82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France, and AAPC Hong Kong Limited, a company incorporated in Hong Kong, with its registered office at Room 803, 8th Floor, AXA Centre, 151, Gloucester Road, Wan Chai, Hong Kong (“AAPC”), an indirect wholly owned subsidiary of Accor.

The principal business of Accor and AAPC is to own, lease, franchise, manage and operate hotels.

During the five years prior to the date hereof, neither Accor nor AAPC nor, to the best of their knowledge, any of the persons listed in Schedule 1 hereto has been has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No modification.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

February 2017 Support Agreement

On February 28, 2017, AAPC Hong Kong Limited (the “Shareholder”), a shareholder of the Issuer, and Mr. Qi Ji (“Mr. Ji”) entered into a Support Agreement (the “Agreement”). The Agreement provides that the Shareholder and Mr. Ji agree to notify each other of and discuss any Acquisition Proposal (as defined in the Agreement) of which each may become aware. In such case, each such party agreed to use their commercially reasonable efforts to reach a common decision with respect to such Acquisition Proposal. The Agreement further provides that the Shareholder agrees to appear at any shareholder meeting and to vote (or cause to be voted) all of the shares that the Shareholder has the power to vote or to direct the vote of in the manner designated by Mr. Ji against any resolution supporting or seeking to assist any Acquisition Proposal that the board of directors of the Issuer has adopted a resolution to oppose or reject.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is amended and supplemented as follows:

Accor and AAPC (the “Reporting Persons”) and Mr. Ji may be deemed a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder. According to the Schedule 13G filed by Mr. Ji on February 10, 2017, Mr. Ji beneficially owns 104,347,360 ordinary shares. If the Reporting Persons and Mr. Ji are deemed a “group,” then such “group” would beneficially own 134,222,903 ordinary shares, which would represent 48.6% of the Issuer’s outstanding ordinary shares (based on 276,397,062 ordinary shares outstanding as of March 31, 2016 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 20, 2016). The Reporting Persons disclaim that it is part of a “group” with Mr. Ji and disclaim the 104,347,360 ordinary shares reported as beneficially owned by Mr. Ji.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

No modification.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit A — Support Agreement between the AAPC Hong Kong Limited and Mr. Qi Ji, dated February 28, 2017.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 8th day of March, 2017.

Accor

	By:	/s/ François Pinon
Name: François Pinon
Position: Group General Counsel

AAPC Hong Kong Limited

	By:	/s/ Louise Daley
Name: Louis Daley
Position: Director

Schedule 1

Directors and Executive Officers of Accor and AAPC

Entity	Name	Present Principal Occupation	Business Address	Citizenship
Accor
	Sébastien Bazin	Chairman and Chief Executive Officer	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French
	Jean-Paul Bailly	Honorary President of the French Post Office (Groupe la Poste)	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French
	Iliane Dumas	Employee Representative Director — Project Officer	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French
	Mercedes Erra	Executive President of Havas Worldwide	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French
	Sophie Gasperment	Group General Manager, Financial Communication and Strategic Prospective of L’Oréal	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French
	Iris Knobloch	Chairman of Warner Bros. Entertainment France	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	German
	Bertrand Meheut	Chairman of the Groupe Canal Management Board	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French
	Nicolas Sarkozy	Former French President of the Republic	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French
	Patrick Sayer	Chairman of the Executive Board of Eurazeo	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French
	Aziz Aluthman Fakhroo	Director of Public Budget Department within the Ministry of Finance of Qatar	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French
	Vivek Badrinath	Regional CEO Africa, Middle East, Asia-Pacific Vodafone Group	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French
	Ali Bouzarif	Head of Investment Execution de Qatar Investment Authority	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	Belgium
	Qiong Jiang	Chief Executive Officer and Artistic Director of Shang Xia	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	Chinese
	Isabelle Simon	Group Secretary & General Counsel of Thales	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French
	Natacha Valla	Head of economics policy and strategy at the European Investment Bank	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French
	Sarmad Zok	Chairman & Chief Executive Officer of Kingdom Hotel Investment and Director of Kingdom Holding Company	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	British
	Sven Boinet	Deputy Chief Executive Officer	82, rue Henri Farman CS20077, 92445 Issy-les-Moulineaux, France	French
AAPC
	Michael Issenberg	Chairman and Chief Executive Officer — Asia Pacific	1 Wallich Street, #17-01 Guoco Tower, Singapore 078881	Australian
	Louise Daley	Executive Vice President and Chief Financial Officer — Asia Pacific	1 Wallich Street, #17-01 Guoco Tower, Singapore 078881	Australian
	Wai Chin Chen	Vice President Finance	Unit 1001 Tower A	Malaysian

	Administration — Greater China	City Center of Shanghai 100 Zun Yi Road Changning District Shanghai, PRC
Olivier Baroux	Senior Vice President, Corporate Finance	1 Wallich Street, #17-01 Guoco Tower, Singapore 078881	French